APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Jitter 'N' The Bug, Corporation

Profit and Loss

January - December 2020

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
401K Monthly Maintenance Fee	1,668.00
Bank Charges & Fees	43.30
Contractors	26,500.00
Depreciation Expense	4,015.00
Fees	283.00
Insurance	5,044.86
Legal & Professional Services	69,500.94
Office Expense	460.00
Property Taxes	10,719.89
Storage	887.74
Taxes & Licenses	5,778.50
Utilities	200.48
Total Expenses	**$125,101.71**
NET OPERATING INCOME	**$ -125,101.71**
NET INCOME	**$ -125,101.71**

Jitter 'N' The Bug, Corporation

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Freedom Business	35,088.46
PNB -	0.00
Total Bank Accounts	**$35,088.46**
Total Current Assets	**$35,088.46**
Fixed Assets	
Accumulated Depreciation	-4,311.03
Computer	5,920.57
Land	140,000.00
Liquor License	250,000.00
Settlement Fees	1,337.00
Total Fixed Assets	**$392,946.54**
Other Assets	
Deposits	10,000.00
Total Other Assets	**$10,000.00**
TOTAL ASSETS	**$438,035.00**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
Shareholder Loan -	71,742.47
Shareholder Loan -	33,078.10
Total Long-Term Liabilities	**$104,820.57**
Total Liabilities	**$104,820.57**
Equity	
Owner's Investment	484,359.63
Retained Earnings	-26,043.49
Net Income	-125,101.71
Total Equity	**$333,214.43**
TOTAL LIABILITIES AND EQUITY	**$438,035.00**

Jitter 'N' The Bug, Corporation

Statement of Cash Flows

January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-125,101.71
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accumulated Depreciation	4,015.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**4,015.00**
Net cash provided by operating activities	**$ -121,086.71**
INVESTING ACTIVITIES	
Land	-140,000.00
Liquor License	-249,000.00
Settlement Fees	-1,337.00
Net cash provided by investing activities	**$ -390,337.00**
FINANCING ACTIVITIES	
Shareholder Loan - Fred	68,800.00
Shareholder Loan - John	30,000.00
Owner's Investment	0.00
Net cash provided by financing activities	**$98,800.00**
NET CASH INCREASE FOR PERIOD	**$ -412,623.71**
Cash at beginning of period	447,712.17
CASH AT END OF PERIOD	**$35,088.46**

Jitter 'N' The Bug, Corporation

Profit and Loss

January - December 2021

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
401K Monthly Maintenance Fee	1,390.00
Bank Charges & Fees	530.00
Depreciation Expense	20,638.29
Fees	1,687.00
Insurance	4,811.50
Legal & Professional Services	21,695.23
Property Taxes	5,603.75
Taxes & Licenses	4,096.00
Travel	1,281.26
Utilities	8,152.00
Total Expenses	**$69,885.03**
NET OPERATING INCOME	**$ -69,885.03**
NET INCOME	**$ -69,885.03**

Jitter 'N' The Bug, Corporation

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Freedom Business	3,106.72
PNB -	0.00
Total Bank Accounts	**$3,106.72**
Total Current Assets	**$3,106.72**
Fixed Assets	
Accumulated Depreciation	-24,949.32
Computer	5,920.57
Land	140,000.00
Leasehold Improvements	12,735.00
Liquor License	250,000.00
Settlement Fees	1,337.00
Total Fixed Assets	**$385,043.25**
Other Assets	
Deposits	10,000.00
Total Other Assets	**$10,000.00**
TOTAL ASSETS	**$398,149.97**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
Shareholder Loan -	96,742.47
Shareholder Loan -	38,078.10
Total Long-Term Liabilities	**$134,820.57**
Total Liabilities	**$134,820.57**
Equity	
Owner's Investment	484,359.63
Retained Earnings	-151,145.20
Net Income	-69,885.03
Total Equity	**$263,329.40**
TOTAL LIABILITIES AND EQUITY	**$398,149.97**

Jitter 'N' The Bug, Corporation

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-69,885.03
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accumulated Depreciation	20,638.29
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**20,638.29**
Net cash provided by operating activities	**$ -49,246.74**
INVESTING ACTIVITIES	
Leasehold Improvements	-12,735.00
Net cash provided by investing activities	**$ -12,735.00**
FINANCING ACTIVITIES	
Shareholder Loan - Fred	25,000.00
Shareholder Loan - John	5,000.00
Net cash provided by financing activities	**$30,000.00**
NET CASH INCREASE FOR PERIOD	**$ -31,981.74**
Cash at beginning of period	35,088.46
CASH AT END OF PERIOD	**$3,106.72**

I, John Ayars, certify that:

1. The financial statements of Jitter N The Bug Corporation included in this Form are true and complete in all material respects; and
2. The tax return information of Jitter N The Bug Corporation included in this Form reflects accurately the information reported on the tax return for Jitter N The Bug Corporation for the fiscal years ended 2020 and 2021 (most recently available as of the Date of this Form C).

Signature   _John Ayars_____

Name: John Ayars_____

Title: President_____